Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

	JURISDICTION OF	SUBSIDIARIES DOING
NAME OF SUBSIDIARIES	INCORPORATION	BUSINESS AS

StarTek USA, Inc.	Colorado	StarTek USA
StarTek
StarTek Services

StarTek Canada Services, Ltd.	Nova Scotia, Canada	StarTek Canada Services
StarTek
StarTek Services

Domain.com, Inc.	Delaware	Domain.com

StarTek International, Limited	Bermuda	StarTek International

StarTek Pacific, Ltd.	Colorado	StarTek Pacific